Amendment No. 2 to
                                                            SEC File No. 70-9201

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                APPLICATION UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                           GPU SERVICE, INC. ("GPUS")
                               300 Madison Avenue
                          Morristown, New Jersey 07962


                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                   P.O. Box 16001, Reading, Pennsylvania 19640

                    (Names of companies filing this statement
                       and addresses of principal offices)

                                    GPU, INC.
                     (Name of top registered holding company
                            parent of the applicants)

      M. A. Nalewako, Secretary               Douglas E. Davidson, Esq.
      M. J. Connolly, Esq.,                   Berlack, Israels & Liberman LLP
      Assistant General Counsel               120 West 45th Street
      GPU Service, Inc.                       New York, New York  10036
      300 Madison Avenue
      Morristown, New Jersey  07962

                                              S. L. Guibord, Esq.
                                              Secretary
                                              Jersey Central Power &
                                               Light Company
                                              Metropolitan Edison Company
                                              Pennsylvania Electric Company
                                              300 Madison Avenue
                                              Morristown, New Jersey  07962



                 (Names and addresses of agents for service)


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      GPU, GPUS,  JCP&L,  Met-Ed and Penelec  hereby amend their  Application on
Form U-1, docketed in SEC File No. 70-9201, as follows:
      1.    By amending Item 1 thereof to read in its entirety as follows:
            A. JCP&L, Met-Ed and Penelec (which conduct business under the trade name "GPU Energy" and are herein referred to as the "GPU Energy Companies") and GPUS, a mutual service company, have heretofore entered into a services agreement. The GPU Energy Companies and GPUS now propose to enter into an amended services agreement which would permit GPUS to perform expanded functions, including inventory management and procurement, for the GPU Energy Companies.
            B. Background. 1. In 1971, GPU organized GPUS to consolidate various functions within a service company organization, including management, planning, engineering, coordinating and administrative services.
HCAR No. 35-17112 (April 29, 1971). GPU Nuclear, Inc. ("GPUN") and GPU Generation, Inc. ("Genco") were subsequently organized to operate and maintain the nuclear and non-nuclear generation facilities, respectively, of the GPU System. HCAR No. 35-21708 (Sept. 5, 1980); HCAR No. 35-26463 (Jan.
26, 1996).
      2. GPU has undertaken a number of restructuring efforts and initiatives in recent years in an effort to enhance efficiency and to remain competitive as the electric industry

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moves  toward  deregulation  and retail  access (1). In 1994,  GPU  functionally combined the energy services and delivery businesses of Met-Ed and Penelec. In 1996, GPU combined the energy services and delivery business of JCP&L with those of Met-Ed and Penelec. As a result of this realignment, a single management team became responsible for the combined energy services and delivery businesses of the GPU Energy Companies. In addition, in 1996, certain GPUS personnel performing services related to energy services and delivery were functionally realigned to report to the GPU Energy Companies' management team. These services included: library services, graphic resources, forms management, general books and plant accounting, payroll and accounts payable, interconnected transmission services, power services, procurement, facilities management, materials and supplies, transportation, information technology services, human resources, communications and environmental affairs.
      3. Finally, personnel performing services applicable across the GPU System, such as legal services and consolidated accounting services, are employed by GPUS.
------
(1)InNew Jersey, the Board of Public Utilities issued an "Energy Master Plan" which recommended that customers be permitted to chose their retail electric suppliers, commencing with 10% of load in October 1998 and expanding to full retail choice by July 2000. See Docket No. EX94120585Y. These recommendations require enabling legislation. In 1996, Pennsylvania enacted comprehensive legislation under which one third of retail customers are to have retail access by January 1999, two-thirds by January 2000, and all customers by January 2001. See Pennsylvania Public Utility Code, 66 Purcon's Pa. C.S.A. Section 2801 et seq.


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      4. This functional consolidation has produced, and is expected to continue to produce, cost savings and increased operational synergies through the elimination of previously duplicated functions. The personnel performing these consolidated functions are, in general, employed by one of the GPU Energy Companies.
      5. Currently, the GPU System's union personnel remain employed by each separate GPU Energy Company and have not been functionally consolidated (although they are managed by the consolidated management team).
      6 In furtherance of its restructuring initiatives and in an effort to focus on its core energy services and delivery businesses, in October 1997 the GPU Energy Companies announced their intention to begin the process of divesting all of their non-nuclear generation facilities. The facilities are currently owned by the GPU Energy Companies and operated by Genco. As discussed below, the GPU Energy Companies have also announced an agreement to sell the Three Mile Island Unit I nuclear generating facility.
      7. For a variety of business reasons, the GPU Energy Companies are now embarked on an ambitious program to replace most of their existing information systems and to further reorganize from a function-based business model to one based upon core business processes. This program began several years ago when the GPU Energy Companies began to review their more than 150 information systems which are used to provide and/or support

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customer service, work management,  financial  management,  materials management and human resources activities. These systems were developed over many years and reflected the different philosophies and work practices of the three (then separately managed) GPU Energy Companies. They did not easily allow for the exchange of information between companies and many of them needed extensive and expensive modifications in order to operate beyond the year 1999.
      8. In addition, the GPU Energy Companies faced the need to make a significant investment to upgrade their customer service information systems because of the customer choice legislation in Pennsylvania and anticipated legislation in New Jersey as noted above. The new customer information system must be able to accommodate, among other things, customer choices of one or more energy supplier(s) and must integrate that information and the billing therefor with data relating to the provision of, and billing for, retail electric delivery services.
      9. After an extensive review of various options, the GPU Energy Companies determined that it was in their best interests and the best interests of their customers to purchase a new integrated core information system. The GPU Energy Companies selected SAP America, Inc. ("SAP"), a worldwide leader in developing
computer  software  "enterprise"   solutions  that  incorporate  industry  "best
practices", as the supplier of that system.
      10. The GPU Energy Companies anticipate that implementation of the SAP system will: (i) replace the major existing

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information  systems and provide a single integrated  information system for all major GPU Energy activities; (ii) standardize and align work processes; (iii) avoid the difficult and expensive integration of existing systems; and (iv) provide for the operation of the information systems beyond 1999 (i.e., Year 2000 Compliance).
      11. In addition, the evaluation, choice and implementation of this integrated information system has led the GPU Energy Companies to further evaluate their business practices and structure. In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, the GPU Energy Companies have concluded that it is necessary to formally combine their human, technical, material and operational resources into a single service company. The single service company approach will allow for the most effective use of the new integrated information system and will minimize the need for costly and complex customization of the core components of the SAP system. This, in turn, will allow the GPU Energy Companies to quickly and cost effectively install and utilize the initial SAP software, as well as to implement future upgrades of that system. Indeed, one of the significant values which SAP offers with this type of system is its continuing software development to reflect best practice business approaches. Further, it is anticipated that the software will continue to be benchmarked to reflect best practices for future upgrades, thus allowing GPU to maintain its systems as "state of the art."

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      12.  Accordingly,  in  order  to  implement  the  single  service  company approach,  the GPU Energy  Companies  intend to continue  these  initiatives  by
transferring   substantially  all  of  their  personnel,   including  the  union
personnel, to GPUS. However, it is contemplated that approximately 80 personnel who are responsible for transmission and distribution dispatching would not be transferred, and would remain employed by one or more of the GPU Energy
Companies.   (The  dispatch   operators  monitor  the  demand  placed  upon  the
transmission and distribution system by its users. Employees use switches within the system to operate the system within the design limits. They also identify areas of the transmission and distribution grid which are either intentionally (for repairs for example) or unintentionally (e.g., storms, accidents) taken out of service. This function routes power to minimize the users who are without power. It also determines the portions of the grid where service has been disturbed and directs repair crews to those areas to restore service.) Other personnel, i.e., those being transferred to GPUS, design, construct and maintain those systems, but they are not involved in the day-to-day operation.
      13. The realignment is not, however, expected to involve the physical relocation of a substantial number of employees.
      14. As part of this consolidation, the purchasing and inventory functions for the transmission and distribution systems would also be assumed by GPUS, such that equipment and materials would be acquired and inventoried by GPUS and sold to the appropriate GPU Energy Company, at cost, when needed. GPUS may

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also procure fuel (in  particular,  natural gas and  transportation)  and resell same, at cost, to the appropriate GPU Energy Company for an owned generation plant or for a non-utility generator with which a GPU Energy Company has a power supply agreement. GPUS will employ the facilities and properties of the GPU
Energy Companies in carrying out its responsibilities, and agreements with nonaffiliated entities will be entered into either directly by the owners of the generation facilities involved or by GPUS as agent for such companies.
      15. As part of the consolidation, GPUS will create an Operations Division. The Operations Division will include substantially all of the employees of the GPU Energy Companies who are to be transferred to GPUS. Officers of the GPU Energy Companies are expected to serve as officers of the GPUS Operations Division as well. The personnel involved in corporate, treasury, legal, accounting and certain other functions, who are currently GPUS employees, will continue to provide these same corporate services in what is anticipated will become the Corporate Division of GPUS. Although the officers of the GPU Energy Companies will serve in the dual role as officers of the GPU Energy Companies and of the GPUS Operations Division, GPU believes that a number of factors will ensure a continuation of arms length bargaining in intra-system transactions. First, as officers, they owe fiduciary duties to the GPU Energy Companies they serve to treat them fairly with respect to intra-system transactions. In addition, it is anticipated that the Corporate Division of GPUS will, as it does today, assist in maintaining

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arms length bargaining through the internal audit function described below. Few, if any, of the officers of that Division will be officers of the Operations Division. Also, as discussed below under "Controls", Operations Division officers will have an incentive to aggressively manage the GPU Energy Companies' costs inasmuch as GPU Energy profitability will be an important component of such officer's incentive compensation.
      16. Exhibit I contains a chart which shows the current organizational structure of GPUS prior to the consolidation. Exhibit L shows GPUS's structure after the consolidation.
      17. The consolidation of the union personnel will result in GPUS becoming a successor employer under the several collective bargaining agreements with local unions of the International Brotherhood of Electrical Workers to which JCP&L, Met-Ed and Penelec, respectively, are parties, and a fourth agreement between Penelec and the Utility Workers Union of America. GPUS will notify the unions involved and become the employer party to those agreements and formally adopt their terms.
      18. Following the consolidation, individual line crews will be assigned to work centers for work within a certain geographic territory. Any projects, whether construction or maintenance, will be scheduled based on the budgets for each GPU Energy Company. When storms occur, all managers accountable for reliability across the GPU transmission and distribution system will be involved in the restoration effort whether their particular service zone is, or is not, affected by the storm. By conducting the restoration activities with the information and
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the  management  personnel  needed to make  informed  decisions,  the  impact of reassigning line crews can quickly be determined. In that way, customers affected by the storm are restored in the shortest possible time with the least disruption to the priority work in unaffected areas.
      19.  There  are  currently  approximately  670  employees  at  GPUS,(2)516
non-union   employees  at  Genco  and  219  non-union  employees  at  GPUN.  The realignment is expected to involve the transfer from the GPU Energy Companies to GPUS of approximately 3,075 union and 1,730 non-union employees, having a yearly budget payroll of approximately $265 million, as follows:

                            Union              Non-Union           Total
                            -----              ---------           -----
  JCP&L                     1,650                240                1890
  Met-Ed                      625               1220                1845
  Penelec                     800                270                1070

The non-transferred employees will retain the same job responsibilities and duties after the realignment.

      20. Following the completion of the realignment but subject to the generation asset divestiture discussed below, the only employees of the GPU Energy Companies will be as follows:

      Transmission/Distribution Dispatch Center                      80
      Non-Nuclear Generation Operation (union only)                1630
      Nuclear Generation Operation (union only)                    1100
------
(2) In 1991, prior to the shifting of certain functions to the GPU Energy Companies as described above, GPUS had 1,021 employees.

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      21. In  anticipation  of the sale of all GPU's  non-nuclear  generation in
1999, the 1630 union employees of the GPU Energy Companies performing operation and maintenance services may not initially be transferred to GPUS. However, it is anticipated that any such employees who are not hired by the buyer(s) of the generation assets, and who remain employed with the GPU Energy Companies and Genco, would be transferred to GPUS (3). The timing of such transfer may depend in part on the timing of the sale of GPU's generation assets.
      22. Similarly with respect to GPUN, on July 17, 1998, GPU announced an agreement in principle to sell the Three Mile Island Unit 1 nuclear generating facility. GPUN is also in the process of determining whether to continue to operate or to effect an

 ______

(3) In order to provide buyers with flexibility, GPU does not intend to require the generation asset buyers to offer employment to all employees presently in the Genco or GPU Energy Companies' work force. It is expected, however, that buyers will need to retain many, if not all, of the existing workforce to continue to operate and manage the generation facilities in a safe, efficient and reliable manner. It is the GPU Energy Companies' intent to provide for an effective transition plan which covers all employees affected by the divestiture. Pursuant to labor agreements with the GPU Energy Companies' three bargaining union locals, the buyers will be required to assume the existing collective bargaining agreements and recognize these unions for collective bargaining purposes (separate bargaining units may be established for specific generating facilities if necessary). Buyers may, at their discretion, determine the number of positions to be filled, but the GPU Energy Companies' bargaining unit employees must be hired to fill existing bargaining unit positions. With respect to non-bargaining unit employees, buyers will be obligated to use their reasonable efforts to hire Genco personnel to the extent employees are hired by the buyer to operate and maintain the generating plants or to serve in an administrative/support capacity. The GPU Energy Companies intend to retain all pension and other assets related to employee benefit programs accrued through the closing date, and administer these programs for employees in accordance with accrued plan requirements.

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early retirement of the Oyster Creek nuclear generating facility, the only other nuclear facility operated by GPUN. Pending the final disposition of the nuclear generating assets, GPU does not intend to transfer the nuclear operating personnel of GPUN or the GPU Energy Companies to GPUS.
      23. The realignment will not involve the formation of any new legal entities, the write-down of any rate-based assets or the transfer of any utility assets (as defined in the Act).
      24. Such consolidation is intended to, among other things,  ameliorate the
existing  payroll,   operational  and  administrative   complexities  of  having
functionally-related personnel employed by more than one GPU Energy Company. Additionally, the GPU Energy Companies believe that the consolidation will allow for a more focused and efficient management of human resources, avoid data replication in different entities and provide other similar advantages. The GPU Energy Companies also expect that the consolidation of the purchasing and inventory tasks will enable them to more cost-effectively manage and allocate resources.
      25. The benefit derived from the transfer of the purchasing and inventory tasks is expected to result from more efficient resource planning because of the access to on-line, "real time" data relating to material requirements and work plans and schedules across all of the GPU Energy Companies. The most effective way to accomplish such resource planning with the SAP software is to consolidate the inventory tasks into one company. Other configurations would result in expensive and unorthodox

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modifications  to the  software,  thus  jeopardizing  the GPU Energy  Companies'
ability to upgrade their installation with subsequent improvements provided by SAP.
      26. It is estimated that the inventory consolidation, the implementation of SAP with its enhanced tools in the areas of materials resource planning and field planning and scheduling, and strategic vendor alliances and vendor stocking programs which are facilitated by the SAP system, could result in an inventory reduction of $8 million over a period of time. It is also expected
that  savings  will  accrue  in  the  form  of  reduced   carrying   charges  of
approximately $1.2 million annually, associated with the inventory reduction. Thus, if the inventory tasks are not transferred to GPUS, the potential detriment will be a loss of these savings.
      27. As mentioned above, this restructuring and the purchase of the SAP computer system are also tied to the decision of GPU Energy management to undertake a realignment of departmental and functional resources into a process-based organization. As a transmission and distribution company focused on satisfying customer needs, the GPU Energy Companies have determined that their business is, or should be, focused on three core business processes and three support processes, as listed on Exhibit G hereto. The three core business processes are as follows:

            Manage and Service Delivery Assets;
            Provide Customer Service; and
            Manage Energy Risk

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The three support processes are as follows:
            Provide Support Services;
            Manage Financial Performance; and
            Develop Business Opportunities.
A GPU Energy Vice President is responsible for each process and the multiple sub-processes beneath it. The core business processes and sub-processes cut across formerly functional/departmental lines to effectively group the types, kinds and number of personnel necessary to deliver a particular distribution product or service to the customer in a manner designed to result in maximum customer satisfaction. The support processes and sub-processes resemble the former functional/departmental alignment of GPU Energy insofar as the kinds of personnel in them are concerned. However, these support processes are designed as "centers of excellence" which have centralized management responsibility for the resources. Such arrangement allows the core processes to remain undistracted by the management of support needs.
      28. For instance, the three core business processes will require the management of human resources issues including hiring, training, benefits, etc. The "Provide Support Services" process will be responsible for providing, among other things, these types of resources or services to the core business processes. This will be accomplished through the sub-processes referred to as "Attract, Retain and Develop Personnel" and "Manage Employee Relations". These
sub-processes   will  provide  the  coordinated   expertise  of  human  resource
professionals as an
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integrated   tool  for  the  core  business   processes  and  their   respective
sub-processes. As another example, billing and metering services are grouped together with call center operations and other direct customer services to create one business process: Provide Customer Service. Jobs, skills and management systems are then built around the process, which should result in operational efficiencies, increased productivity and improved customer service.
      29. One of the key efficiencies gained through this process orientation is the elimination of transactions or "hand-offs" between former functions or departments. The entire "team" of employees grouped in any core business process or in any support process are focused on and committed to the target of that process - a product or service delivered to satisfy, or even exceed, customer expectations. These efficiencies are thus gained not through the physical relocation of personnel, but rather through more efficient coordination and grouping of existing personnel.
      30. The proposed new services agreement permits one or more of the GPU Energy Companies to request that GPUS lease or otherwise provide employees to perform Operations Division tasks, although it is contemplated that only New Jersey based employees will be leased, as discussed below. It is expected that the lease term would be on a year to year basis, and renewed automatically unless terminated by JCP&L. All union personnel formerly employed by JCP&L are expected to be leased. The rental will be equivalent to the cost of service of such employees had
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they not been leased and had the services been provided directly. The leasing of employees is not expected to restrict employees leased to one GPU Energy Company from providing services to the other GPU Energy Companies or the allocation of costs among such companies.
      31. The leasing of employees by GPUS to JCP&L is intended to reduce the potential for the imposition of incremental New Jersey sales/use tax. In general, services performed by an employee for his or her employer are exempt from this tax in New Jersey. Since JCP&L intends to transfer its employees to GPUS, the employees performing services for JCP&L would no longer be its employees and the services would not be exempt from sales tax. It has been estimated that approximately $8 million of additional sales tax would be incurred annually. However, the New Jersey Division of Taxation has advised JCP&L that in JCP&L's factual circumstances, if JCP&L leases the employees from GPUS, the employees will be deemed to be employees of JCP&L for New Jersey sale/use tax purposes and the services performed would continue to be exempt such tax.
      C.    Requested Authorization.
            ------------------------
      1. Accordingly, the GPU Energy Companies propose to enter into a new services agreement substantially in the form of Exhibit B hereto ("New Services Agreement") with GPUS which would permit GPUS to perform the expanded functions described above. The GPU Energy Companies also propose to sell up to $60 million aggregate book value of existing transmission and distribution

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inventory to GPUS, at cost, in accordance with Rules 90 and 91 under the Act.
      2. The inventories consist of approximately 22,000 categories of items that are grouped into four major areas, namely, Materials & Supplies, Meters, Substation Items, and Transformers. These items are utilized in all facets of the operation and maintenance of the transmission and distribution system. Examples include the infrastructure, i.e., poles, wire, cable, transformers, meters, etc. which are necessary to provide service, as well as the items that are required to operate, maintain and support the infrastructure, such as safety supplies, tools, arrestors, cutouts, fuses and fuse links, substation spare parts, etc. This inventory is utilized in upgrades to existing electrical services, system reinforcement to support new load, and repair and/or replacement of the existing transmission and distribution system.
      D.    Cost Allocation.
            ----------------
            1.  The New  Services  Agreement  will  provide  that  the  services rendered by GPUS will be furnished at cost. Records will be maintained by each core business or support process of the Operations Division of GPUS in order to accumulate all costs of doing business and to determine the cost of service. These costs will include wages and salaries of employees, the fees and other charges of contractors supplying goods and services, and related expenses such as insurance, taxes, pensions and other employee welfare expenses. In addition, the Corporate Division of GPUS

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will maintain records of general administrative expenses, which will include the costs of operating GPUS as a corporate entity.
            Whenever possible, charges for services rendered or personnel assigned or leased to a particular GPU Energy Company and related expenses and non-personnel expenses (e.g., use of automotive equipment, etc.) relating to a particular GPU Energy Company will be billed directly to such GPU Energy Company.
            When a service is rendered for the benefit of two or more companies and the benefits cannot be directly allocated, the costs will be shared by the receiving companies in proportion to the average of: (1) gross distribution plant, (2) energy delivered to ultimate consumers in KWH, and (3) operating and maintenance expense excluding purchased power. This multiple factor formula is the one currently in use and the factors are updated annually. The formula will be applied to those functions that provide support services for the operation of the GPU Energy Companies and their affiliates, GPUN and Genco. Examples of these services are human resources, communications, accounting, budgeting, payroll and the overall general management of the GPU Energy Companies' operation. Use of the multiple factor formula, which gives weight to more than one measure of the size or operation of the companies, is appropriate to apply to these types of services, because no one facet of the GPU Energy Companies' operations is able to inordinately influence the allocation of the cost. In addition, the versatility of the multiple factor eliminates the need to maintain a multitude of factors, which avoids the cost of such an effort. Below are

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


examples of the multiple factors, based on 1997 cost and statistical data:

                                 ALLOCATION PERCENTAGE

                         JC        PN        ME       GPUNC       Genco

         All 5          39.52    24.44     21.23       9.69        5.12
         Companies

         Excludes       40.55    26.24     23.52       9.69
         Genco

         Excludes       46.32    28.85     24.83
         Genco and
         GPUN

            All other costs will be fairly and equitably allocated in accordance with Rules 90 and 91 of the Act. Calculations under these allocation formulae will be reviewed periodically and revised as appropriate to fully allocate all costs by each year-end.
            All charges for services will be determined from the time records of employees. Records of such related expenses will be maintained and subjected to periodic review.
            Out-of-pocket expenses which are incurred for a GPU Energy Company will be billed at cost. Charges for non-personnel expenses, such as for use of automobiles not assigned exclusively to a GPU Energy Company, will normally be computed on the basis of costs per hour.
            The foregoing billing principles will remain the basis for GPUS' charges to the GPU Energy Companies unless and until modified or until new allocation formulas and standards are adopted and reported to the Commission by a 60-day letter.
                                       19

      E.    Controls
            --------
            A number of factors ensure that the GPU Energy Companies have the means to judge the need for GPUS services and to monitor the quality and value of the services being provided. These factors, which are described below, include the budget process, work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of GPUS billings, review and approval of work orders and billings by personnel who are separate from the billing function, and internal audit examinations.
                  (a) Officer Supervision. It is anticipated that the President of the GPU Energy Companies will serve as a member of the GPUS Board of Directors and as President of the GPUS Operations Division. In addition, all GPU Energy officers are expected to serve as officers of the Operations Division. Consequently, GPU Energy officers will be informed of, and directly participate in, all material decisions of the GPUS Operations Division.
                  (b) Budgets. As in the past, operating and construction budgets will continue to be prepared separately for the GPU Energy Companies, for review and approval by their respective Boards of Directors. These budgets will be prepared by the Finance Sub-Process (as defined below) based on input from the relevant business processes/subprocesses. Expenditures are monitored against these budgets on a monthly basis. Each GPU Energy Company's financial results are produced quarterly for internal analysis and are reviewed by the GPU Energy Boards of Directors and are issued to the public and state regulatory commissions quarterly.
                  (c) Billing and Review Procedures. Each GPU Energy Company pays to GPUS all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf. These costs will be documented using work order (or equivalent costs collectors,(4) collectively, "work orders") numbers in accordance with the FERC's Uniform System of Accounts. The time records system that GPUS will use following the transfer of the GPU Energy Companies' employees to GPUS will be "CA-TS" (Cross-Application Time Sheet) from the SAP system and will be very similar to GPU Energy's current time sheet systems. All employees will be required to record their hours on the CA-TS timesheet using cost collectors such as "orders", "cost centers", and WBSs (see footnote 4). The cost collectors will identify the work performed and the GPU Energy
      Company to be billed (direct or allocated). The approval process within GPUS will require all time reports to be reviewed and approved by an immediate
------
(4) The SAP system has three costs collectors which are equivalent to work orders: "orders", "cost centers" and "work breakdown structures" ("WBSs"). Orders include work orders, sales orders, internal orders and service orders. Each employee will be assigned to a cost center which will be responsible for collecting routine costs such as for meter reading and line repairs. WBSs are analogous to work orders and are required for projects exceeding certain dollar thresholds or durations, or which involve investing in capital assets. To ensure proper record-keeping, every employee will be required to charge time against a designated order, WBS or cost center number.

      supervisor before the time record is forwarded to payroll for processing.
                  The   Plan  and   Analyze   Finances   Sub-Process   ("Finance
      Sub-Process"), which is separate from the Manage Accounting Operations Sub-Process ("Accounting Sub-Process"), analyzes each month's GPUS departmental billing summaries to the GPU Energy Companies to ensure billing to the proper company. All GPU Energy time documents are reviewed and approved by a GPUS Operations Division business process manager, including review of the time document charges in relationship to a process and employees' work schedules. The review also ensures that the time document indicates that the proper work order number was charged. Pursuant to controls built into the SAP accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided. All project work orders for one or more GPU Energy Companies in excess of $50,000 must be approved by an Operations Division process manager (with officer and, ultimately, board approval required for higher thresholds).
                  GPUS bills to the GPU Energy Companies, which are generated by the Accounting Sub-Process, are reviewed and approved by individuals in the Finance Sub-Process. Detailed GPUS information (i.e., time sheets, invoices) is available upon request. Such Finance Sub-Process individuals will, if necessary, contact responsible Operations Division managers for explanations of unusual items. In general, disagreements will be resolved, if possible, by direct communication and negotiation between such individuals and the appropriate GPUS Operations or Corporate Division. When consensus on selected matters cannot be reached,  the  matter  will be  referred  to GPU Energy  Company  and GPUS executives. The basis for the allocation of costs will be reviewed annually by each sub-process to ensure that the allocation basis continues to be reasonable and to have a relationship to the types of services or functions provided by the sub-process cost centers. GPUS will continue to work with the staff of the Commission to ensure that the allocation methods effectively allocate costs according to benefits received and Rules 90 and 91 under the Act. The GPUS accounting staff verifies that every multiple party work order has the correct cost allocation method.
                  (d) Other  Controls.  Another control which is performed every month is the reconciliation of GPUS billings to GPUS expenses with regard to services rendered for the GPU Energy Companies. Such reconciliation ensures that all expenses have been billed, and it also immediately detects any over- or under-billings. Internal audits provide an additional control measure. The Internal Auditing Division will continue to provide a periodic review of GPUS charges. The main objective of Internal Auditing's review will be to determine whether internal controls over the distribution billing process are adequate and effective. This would include a review to assure compliance with SEC and other applicable regulatory requirements and GPU policies and procedures pertaining to billing. The specific audit procedures to be utilized will include interviews, observations, tests, and other procedures deemed necessary to accomplish audit objectives. The audit procedures will test the process that ensures costs associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked. The GPUS internal audit department, which is independent of the Operations Division, will continue to meet at least twice a year with the Audit Committee of the GPU Board of Directors (which Audit Committee is comprised solely of outside directors), and the Boards of the GPU Energy Companies, to review audit plans and findings. In addition, the GPUS Vice President-Audit will continue to have open and direct access to the Chairman of the Audit Committee. Separate individual audit opinions of the financial condition and results of operations of each GPU Energy Company are obtained annually from an independent public accounting firm.
                  These  procedures  will ensure that costs  associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked.
                  (e)   Incentive Compensation. Finally, an important factor
      in determining incentive compensation for GPUS non-union personnel is the profitability of the GPU Energy

      Companies. This should also provide a strong incentive to ensure that services are provided efficiently and economically.
      F.    Financial
            ---------
            1. Article 6 of the New Services Agreement provides for a Working Capital Account pursuant to which each GPU Energy Company will provide necessary working capital to GPUS from time to time. This is similar to the procedures currently employed by GPUS, GPUN and Genco.(The initial inventory will be acquired by GPUS from the GPU Energy Companies with the proceeds of loans from the GPU Energy Companies which are exempt from Commission authorization pursuant to Rule 52(b)).
            2. With respect to inventory, GPUS will become a wholesaler of the transmission and distribution materials, and fuel, to be used by the GPU Energy Companies. The GPU Energy Companies will pay for these materials and fuel on an "at cost" basis, calculated at average unit prices by storeroom location,(5)and will be charged only for materials and fuel actually delivered to the site.
            The inventories of the GPU Energy Companies will be purchased by GPUS, at the actual book cost of the GPU Energy Companies, at December 31, 1998. The inventories are primarily stored in one of four storeroom locations: two are located in New Jersey in the JCP&L service territory, and the remaining two are located in Pennsylvania with a separate storeroom serving each of
------
(5) However, certain special or serialized items will be priced on a unit basis and not average cost.

the Met-Ed and Penelec service territories, respectively. Since it is anticipated that inventory purchased by a GPU Energy Company from GPUS would come from the storeroom located in such GPU Energy Company's service territory, the "repurchase" price thereof will be consistent with such GPU Energy Company's sale price and in accordance with Rules 90 and 91.
            It is not currently contemplated that GPUS will engage in the sale of inventory to persons other than the GPU Energy Companies, except in cases of emergency or in those instances when inventory levels are substantially in excess of the GPU Energy Companies' requirements. Any transactions with (x) other associates will be effected at cost in accordance with Rules 90 and 91, and (y) non-associates, will be made at current market prices or at prices determined through arms length bargaining and any profits resulting therefrom will be applied to reduce the level of other expenses to be charged to the GPU Energy Companies.(6)
------
(6) The Commission has previously authorized service companies to perform transactions with third parties at market rates. See e.g., Central and South West Services, Inc., HCAR No. 35-26898 (July 21, 1998) (authorizing service company to use excess resources in its engineering and construction department to provide engineering, construction, environmental and equipment maintenance services to non-associate companies); GPU Generation Corporation, HCAR No. 35-26570 (Sept. 11, 1996) (authorizing Genco to enter into operation and maintenance agreements with non-associate companies); Central and South West Services, Inc., HCAR No. 35-26206 (Dec. 28, 1994) (authorizing service company to license and sell computer programs and provide support services to non-associate companies); GPU Nuclear Corporation, HCAR No. 35-25464 (Jan. 31, 1992) (authorizing GPUN to provide consulting and technical services to non-associate companies.

            3. The Applicants agree that no change in the organization of GPUS, the type and character of the companies to be serviced, the methods of allocating costs to the GPU Energy Companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until GPUS shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice by the 60-day letter procedure, the Commission shall notify GPUS within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until GPUS shall have filed with the Commission an appropriate application or declaration regarding such proposed change and the Commission shall have issued an order declaring such application or declaration effective under the Act.
      G.    Financial Impact.
            -----------------
            1. GPU estimates that the aggregate cost of the implementation of the SAP computer system (including process redesign, hardware, software, data conversions, testing and training) will be $108-$115 million. GPU also estimates, however, that it would have been necessary to spend approximately $71 million for necessary computer system upgrades relating to compliance with retail access initiatives and Year 2000 compliance if it had not decided to implement the SAP system and to consolidate all employees in GPUS. Accordingly, the incremental cost of the implementation of the SAP computer system, relating principally to the replacement of the existing systems with SAP and the change to a process-oriented management approach, is estimated at approximately $37 to $44 million. The cost of the SAP computer system will be allocated among the GPU Energy Companies using the multiple factor formula discussed above.
            GPU estimates that the implementation of the SAP computer system will result in significant financial savings, in addition to the efficiencies described above. In particular, GPU estimates labor-related savings of approximately $20 million annually. Accordingly, it is expected that the incremental cost of the implementation of the new system ($37-$44 million) will be recovered through savings in two to three years. The GPU Energy Companies are directly funding the cost of the SAP system implementation with internally generated funds.
            2.    Cost Benefit Analysis.
                  ----------------------
            As part of its "scoping and planning" for the SAP system, GPU conducted a cost-benefit analysis. In sum, the net financial savings of the system, including the software and hardware and the consolidation of employees and inventory, is as follows -- projected through 2003 ($ millions):

                              Implementation      Incremental
                  Savings     Costs                Costs             Net
                  -------     -----                -----             ---

      1997            0.0      19.0                  0.0            (19.0)
      1998            0.0      68.0                  0.3            (68.3)
      1999            1.6      21.0                  2.1            (22.5)
      2000           23.3                            3.2             20.3
      2001           23.7                            3.6             20.1
      2002           23.7                            3.6             20.1
      2003           23.7                            3.6             20.1

      Significant benefits are anticipated through the implementation of an integrated system. Some of the key benefits include fewer systems and interfaces, access to real-time information, improved ability to understand costs and resource utilization, consistent and uniform data, and improved scheduling and materials management. Ongoing incremental costs ($3.6 millions) are primarily due to software license fees for SAP.
            The  benefit  derived  from  the  consolidation  of  purchasing  and inventory  comes from the  integration  of Work  Management  and  Materials  and
Services. Substantial benefits are expected from more efficient material resource planning because of the on-line, real time data access for up-to-the-minute status of material requirements and work plans and schedules across all of GPU Energy. This equates to an expected one-time benefit of $8 million in year 2000 based on inventory reductions and an ongoing annual savings of $1.2 million starting in 2000 based on the carrying cost reductions due to inventory optimization.
      H.    Rule 54 Analysis.
            -----------------
      The proposed transactions contemplate, among other things, the issuance or acquisition of securities by the Applicants which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.
            (a) As described  below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1).  By Order dated  November 5, 1997 (HCAR No.  35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1998, GPU's average consolidated retained earnings was approximately $2,135 million. Accordingly, under the November 5 Order, GPU may invest up to an additional $856 million in EWGs and FUCOs as of June 30, 1998.
                  (i) GPU  maintains  books and records to identify  investments in, and  earnings  from,  each EWG and FUCO in which it  directly or indirectly holds an interest.
                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:
                        (1) the books and  records  for such EWG will be kept in
                        conformity   with  United  States   generally   accepted
                        accounting principles ("GAAP");
                        (2) the financial statements will be prepared in accordance with GAAP; and
                        (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                        (1) the books and records for such subsidiary will be kept in accordance with GAAP;
                        (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and
                        (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or foreign EWG in which GPU owns 50%
             or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause
                        (1) such entity to maintain books and records in accordance with GAAP;
                        (2) the financial statements of such entity to be prepared in accordance with GAAP; and
                        (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.
                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.
                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(7) In addition, GPU will submit to each such commission copies of any amendments to this Application, Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with
------
(6) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 13,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

            the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.
                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.
                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2,135 million) represented a decrease of approximately $52.8 million (or approximately 2.5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2,187 million).(8)
                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's
------
(8) As discussed in GPU's June 30, 1998 Quarterly Report on Form 10-Q, the decrease is attributable to an extraordinary charge of $275.1 million (after tax) as a result of the Pennsylvania Public Utility Commission's June 30, 1998 restructuring orders on Met-Ed's and Penelec's restructuring plans.

financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover,  even if the effect of the  capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of
GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.
            GPU's June 30, 1998 consolidated capitalization consists of 42.9%
equity and 57.1% debt.  Thus, since the date of
the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries. Moreover, on February 12, 1998, GPU sold an additional 7 million shares of common stock and applied approximately $229 million of the net proceeds to reduce outstanding indebtedness.(9)
            GPU's consolidated  retained earnings grew on average  approximately
4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(10)
            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at December 31, 1997 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed
------
(9) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard and Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

(10) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and Focus as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

transactions will not have a material impact on GPU's capitalization or earnings.
            2. The date of the PaPuc Order referred to in the second paragraph of Item 4 is changed to December 15, 1993.
            3.    By filing the following additional exhibits in Item 6:
                  D-2      Copy of Order dated December 15, 1993 of PaPuc.
                  I        Current GPUS Organizational Structure.
                  J        GPUS Structure following consolidation.
                  K        FERC Legal Analysis (Inventory).
                  L        Description of SAP System.
                  M        Public Utility Legal Analysis.
                  N        GPU Internal Reports -- filed separately pursuant
                           to a request for confidential treatment.











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



                                   SIGNATURES
            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS APPLICATION TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.
                                    JERSEY CENTRAL POWER & LIGHT
                                     COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY
                                    GPU SERVICE, INC.



                                       By:
                                          -------------------------
                                          T.G. Howson
                                          Vice President and Treasurer

Date:  August 24, 1998